

Mail Stop 4720

July 27, 2016

Via E-mail
John D. Fredericks
General Counsel
Medley LLC
600 Montgomery Street, 35th Floor
San Francisco, CA 94111

   Re: **Medley LLC**
     Registration Statement on Form S-1
     Filed July 14, 2016
     File No. 333-212514

Dear Mr. Fredericks:

  We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

  After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 14, 2016 letter.

Prospectus Cover Page

1. If your offering is a best efforts offering, please provide the date the offering will end, as required by Item 501(b)(8)(iii) of Regulation S-K. In this regard, we also note that you have checked the Rule 415 box on the cover page of the registration statement, indicating that the offering will be conducted on a continuous basis.

2. Please revise the disclosure at the end of the fifth paragraph to remove references to the sale of the notes "at market prices" or "prices related to prevailing market prices or negotiated transactions." Since the transaction constitutes your first public offering and you are ineligible to conduct an at the market offering at this time, the notes must be sold at fixed prices for the duration of the offering period. Please make related changes to your Plan of Distribution disclosure.

Certain Defined Terms, page iii

3.   We note your response to comment four, but are still unclear as to the role that Incapital will play in the offering. The definition on page iii indicates that Incapital will be acting in a "principal capacity," while the cover page indicates that the Notes will be sold "through" Incapital, implying that it will be acting in an agency capacity. In this regard, we also note your page 117 disclosure stating that Incapital will receive a commission for Notes sold through it as purchasing agent. Please clarify whether Incapital is acting in an agency or principal capacity and provide us with a detailed analysis as to how you made such a determination, using specific examples of how you intend to sell the notes. Since under a best efforts arrangement, Incapital is not obligated to purchase a set principal amount of notes, please reconcile this arrangement with your prospectus cover page disclosure indicating that Incapital may also exercise an overallotment option within 30 days of the date of the prospectus. Please advise or revise your disclosures accordingly.

Overview of Medley LLC, page 1

4.   We note responses to comments six and eight. Your revised disclosure indicates that since September 2015, you received over $1 billion of new institutional capital commitments. Please expand your disclosure regarding these commitments that are considered non fee earning AUM to discuss:

- The length of time it typically takes you to deploy capital commitments;

- The ability for capital commitments to be withdrawn and your past experiences with any withdrawals;

- The historical correlation experienced between growth in capital commitments and growth in fee income; and

- An explanation as to why the outstanding loans current on repayment are calculated based on commitment amount rather than on fee earning AUM and why it represents a more accurate measure of your portfolios' performance.

Significant Material Actual and Potential Conflicts of Interest, page 14

5.   You disclose, among other things, that potential conflicts may arise with respect to "[y]our decisions regarding how to allocate investment opportunities among [the] funds." We note your tabular disclosure on page 75 indicating a shift towards a 50%-50% split of AUM between Permanent Capital Vehicles and Long-dated Private Funds and SMAs, while the percentage of Fee Earning AUM for the last two fiscal years, including the most recent quarter, has been stable at a respective 68%-32%. Please revise your disclosure to explain the process of allocating the AUM to the various investment vehicles, the factors considered in making such allocation determinations, and how the conflicts of interest may impact the investment opportunities among the various funds. Please ensure to also discuss how declining performance fees have impacted your fund allocations. In this regard we note your "A portion of our revenue and cash flow is

variable…" risk factor on page 38 where you state, among other things, that you have experienced reversal of performance fees for the quarter ended March 31, 2016 and for the FYE 2015.

Description of Business, page 52

Our Structure, page 54

6.   To best understand your investment strategies, briefly describe the main differences between investments through your permanent capital vehicles and long-dated private funds.

Investment Process, page 59

7.   Please expand the second paragraph of your disclosure to highlight whether you are more active in certain industries, whether a material percentage of your borrowers constitute repeat borrowers and the frequency of refinancing of your loan commitments, if applicable. In addition, please explain the significance of your statement that in 2015, you sourced 1,085 investment opportunities which results in 86 investments across 26 borrowers. For example, is disclosure intended to highlight that only about 8% of your investment opportunities result in actual investments? Also, since it appears that you have more than one standing investment with one borrower, please explain whether every investment with a single borrower is counted as a separate investment, or otherwise, advise.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 67

AUM, page 74

8.   Refer to the tabular disclosure on page 75. Based on your footnote (3) disclosure, it appears that you make regular distributions of income and return of capital. Please specify the percentage of distributions representing a return of capital and tell us whether return of capital distributions would impose a particular risk to your business by lowering your fee earning AUM.

Narrative Disclosure to Summary Compensation Table, page 104

9.   We note your disclosures that Messrs. Taube receive "annual guaranteed distributions on membership interest" as part of their compensation, yet no guaranteed distributions were made. Please disclose whether these payments are performance based compensation or whether such payments are based solely on their respective membership interests.

Certain Relationship and Related Transactions, page 106

Medley LLC Limited Liability Company Agreement, page 106

10.   Please update the fifth paragraph of your disclosure to account for Medley Management Inc.'s IPO in 2014.

Plan of Distribution, page 117

11.   Please remove references to "applicable pricing supplement(s)" since they would have no application in the context of an initial public offering.

12.   We note your response to comment 12. Please revise your disclosure to provide a detailed description of what a LEOPARDS program is, including (i) how it is structured; (ii) what "Long Execution of Preferred and Related Debt Securities" are; (iii) how the LEOPARDS program for sale and/or resale of securities differs from that of more common methods of distribution, (iv) why it is unique to Incapital; and (v) whether Incapital intends to make purchases from you in tranches and then resell those Notes or whether it will not purchase a Note from you until it has a corresponding purchaser. Please be as detailed as possible.

13.   In the second paragraph you disclose that the purchasing agent has the right to reject any proposed offer to purchase Notes in whole or in part. Please describe the circumstances when the purchasing agent may exercise its discretion to reject an offer and whether it has an obligation to notify you if it exercised such discretion.

Alternative Settlement Cycle

14.   Please refer to Exchange Act Rule 15c6-1(b)(3). Please explain to us why an alternative settlement cycle regarding trades in the secondary market would be applicable in the context of an initial public offering. We may have additional comments following the review of your response.

Certain Material United Federal Income Tax Considerations, page 121

15.   Considering the material tax consequences of investing in your debt securities, please tell us why an opinion regarding the material tax consequences of this offering, would not be required. Refer to Item 601(b)(8) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Eric Envall, Staff Attorney, at (202) 551-3234 or Michael Clampitt, Senior Staff Attorney, at (202) 551-3434 with any questions.

Sincerely,

/s/ Era Anagnosti

Era Anagnosti
Legal Branch Chief
Office of Financial Services

cc: R. Cabell Morris, Winston Strawn LLP